REQUEST FOR WITHDRAWAL OF SB-2                    FILED JUNE 8, 2000

                         INFINITE NETWORKS CORPORATION
                               401 HARITON COURT
                               NORFOLK, VA  23505
                                 (757) 440-0511

SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

RE:  SB-2 WITHDRAWAL

TO WHOM IT MAY CONCERN,

Please withdraw our SB-2 immediately. The subject SB-2 was filed April 14, 2000 and is identified as:
File number: 333-34862
Accession number: 0001078354-00-000001
Film number: 602375
File name: sb2v21.txt
Thank you for you prompt response. If there are any questions please call John Bush at (757) 440-0511.

Sincerely,

INFINITE NETWORKS COPRATION
<U>JOHN W. BUSH</U>
   JOHN W. BUSH
PRESIDENT CEO